

December 5, 2013

Via E-mail
Randal S. Milch
Executive Vice President – Public Policy and General Counsel
Verizon Communications Inc.
140 West Street
New York, NY 10007

> **Re:** **Verizon Communications Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 12, 2013**
> **Response dated November 29, 2013**
> **File No. 333-191628**

Dear Mr. Milch:

We have reviewed your response and have the following comment.

Please respond to this letter by amending your registration statement or providing the requested information.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.  We note your response to comment 7 from our letter dated November 22, 2013.  Please confirm your intent to file a copy of the tax opinion provided supplementally to the staff as an exhibit to your registration statement pursuant to Item 601(b)(8) of Regulation S-K.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.


         Sincerely,


         Larry Spirgel
         Assistant Director